Exhibit 99.6

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

March 27, 2015

Mr. John W. Everets

Director

The Eastern Company

112 Bridge Street

Naugatuck, Connecticut 06770

Dear Mr. Everets:

We were extremely disappointed to learn that the Board of Directors of The Eastern Company has determined to take action that will disenfranchise the Company’s shareholders.  According to the Company’s March 20, 2015 public filings, the Board has unilaterally amended Eastern’s long-standing Bylaws, without shareholder approval, to provide it with the right (which previously only the Company’s shareholders had) to fill vacancies created by an increase in the number of directors.  Moreover, the Company’s filings disclose that the Board intends to expand its size from five to six directors and use its newly-created authority to appoint James H. Ozanne to fill the vacancy immediately after the Company’s 2015 Annual Meeting, thus avoiding a shareholder vote.

The Company’s March 20th press release states that the expansion of the Board is being done “in order to enhance corporate governance.”  We believe that nothing could be further from the truth.  The Board’s decision to expand its size by one directorship immediately after the Annual Meeting, and unilaterally appoint Mr. Ozanne to fill the new Board seat, disenfranchises shareholders by denying them the opportunity to vote on the addition of Mr. Ozanne to the Board. Consistent with the Company’s prior Bylaws, or even pursuant to the amended version, we believe that a board respecting the shareholder franchise would provide shareholders with the opportunity to vote on Mr. Ozanne’s candidacy at the Annual Meeting. Instead, the Eastern Board is timing his appointment to deny shareholders this fundamental right.

Furthermore, the Board’s appointment of Mr. Ozanne as a director immediately following the shareholder meeting – which the Board has stated it intends to do “regardless of the outcome of the election of directors” – would further disenfranchise shareholders if the Barington Group’s proxy solicitation is successful by diminishing the influence of our two nominees on the Board, as they would then comprise two out of six directors rather than two out of five directors.  Such defensive actions taken in the context of a contested election of directors have been found by courts to be improper and contrary to established principles of corporate democracy.  See MM Companies, Inc. v. Liquid Audio, Inc., 813 A.2d 1118 (Del. 2003), in which we were a part of the plaintiff group, and Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).

We strongly encourage you and your fellow directors to promptly reconsider this important matter and publicly announce that Eastern will restore the Bylaws to their previous state and will not proceed with the contemplated appointment of Mr. Ozanne to the Board without shareholder approval. We see no benefit to shareholders in adding Mr. Ozanne to the Board in a manner that circumvents the election process, and we believe this is only being done to dilute the effectiveness of any Barington Group nominee that may be elected at the Annual Meeting.

In this regard, we also express our concern that you have a long-standing business relationship with Mr. Ozanne. Among other things, Mr. Ozanne currently serves with you as a director of SBM Financial and the Bank of Maine, and you both previously served together as directors of Financial Security Assurance Holdings. We also understand that Samantha Allison, who the Board has nominated for election at the Annual Meeting despite the fact that she has never served as a public company director, worked with you at G.E. Healthcare Financial Services. The fact that the Board is seeking to add directors with close ties to you causes us to wonder whether Eastern’s incumbent directors are more focused on protecting their directorships and influence over the Company’s affairs than ensuring that the Board is comprised of the most qualified and experienced directors available.

As a significant shareholder of Eastern, we are committed to helping improve the Company’s long-term financial performance and protecting shareholder interests.  We have therefore offered to share with you our thoughts on how the Company can improve its corporate governance in our March 9th letter to you.  Since then, we have only seen you and your fellow directors take action that will further entrench the Board, which has an astounding average director tenure of 27 years.1  We also recently learned from the Company’s proxy filings that the Board did not have a standing corporate governance committee from 2004 until May 2014, and that its newly-formed standing committee did not hold any meetings at all last year. We believe that Eastern’s shareholders deserve better corporate governance, as well as better Board performance.

We sincerely hope that the Board, which has a fiduciary duty to all shareholders of Eastern, makes improving the Company’s corporate governance and protecting shareholder interests more of a priority. We believe that unwinding the recent Bylaw change and the contemplated unilateral appointment of Mr. Ozanne to the Board would provide a good start. We are available to meet with you at your convenience if you would like to discuss any of these items in greater detail.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

cc:

The Members of the Board of

Directors of The Eastern Company

1   We believe that protecting your directorships and influence over the Company’s affairs was also the goal the last time the Board amended the Company’s Bylaws (in 1996) to change the voting requirement for shareholders to amend the Bylaws from a simple majority to a 75% supermajority.

2